James C. Reagan Sr. Vice President and CFO Ph 703.284.5685 james.reagan@vangent.com

May 17, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3561
Washington, D.C. 20549
RE: Vangent, Inc. Comment Letter, dated April 25, 2011
File No. 333-145355
Dear Ms. Collins:
We respectfully submit the following responses to the comments included in your letter of April 25, 2011, relating to your review of the Vangent, Inc. (“Vangent” or the “Company”) Form 10-K for the year ended December 31, 2010 and Form 8-K/A filed November 16, 2010.
The text of the staff’s comments has been included in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the staff’s comment letter. For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.
Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-7
1. Please tell us the percentage of ownership interest you have in the two foreign joint ventures. Also please tell us and clarify in future filings whether the remaining ownership interest in those foreign joint ventures is included as non-controlling interest in the financial statements.

Management Response

We are entitled to 100% of the profits available for distribution from each of the two foreign joint ventures, and, accordingly, there is no allocation of stockholders’ equity or income/loss attributed to noncontrolling interests. Our percentage ownership in the United Kingdom joint venture is 49%, and our percentage ownership in the United Arab Emirates joint venture is 48%. We will clarify this information in future filings.

Revenue Recognition
2. We note your cost-plus contracts include both fixed fees and award fees. We further note you recognized the award fees either when awarded by the customer or ratably over the contract performance period. Please tell us the amount of fees earned that are fixed versus those that are earned on an award basis for the periods presented. Further, please tell us what percentage of award fees are recognized when awarded compared to those recognized ratably based on your estimates.
Management Response

A summary of fees earned on cost-plus contracts follows (dollars in millions):

	2010	2009	2008
Fees Earned on Cost-plus Contracts
Fixed fees	$9.8	$11.1	$8.5
Award fees	27.6	13.2	9.1

	$37.4	$24.3	$17.6

Award Fees Earned on Cost-plus Contracts
Recognized when awarded	35%	77%	100%
Recognized ratably over contract performance period	65	23	—

	100%	100%	100%

The award fee recognized ratably over the contract performance period in 2010 and 2009 resulted from work performed on the U. S. Census contract with the Department of Commerce. Award fees under the census contract were based on contract performance and the achievement of a number of specified objectives each month over the contract performance period. The objectives were qualitatively and quantitatively measurable each month based on contract-specific measurable criteria. Performance evaluations of each objective were provided by the customer monthly and, therefore, could be precisely calculated. All of our award fee revenue recognized ratably in 2010 and 2009 was billed and collected.

3. You state that your fixed price system development contracts are within the scope of 605- 35. Please tell us what other type of work is performed under fixed price contracts, if any and how revenue under those contracts is recognized. In this regard, we note that one of your offerings is business process outsourcing. Please tell us under which type of contract these services are usually performed and how such revenue is recognized.

Management Response

We reported that 30% of our total revenue for 2010 was from fixed-priced contracts. Fixed-price contracts include system development work within the scope of FASB Codification Topic 605-35 (formerly Statement of Position No. 81-1), such as developing the EFAST automated system for ERISA filings in 2009 under a contract with the Department of Labor, software development for the FAFSA on the Web program for the Department of Education, and learning infrastructure development for the Royal Saudi Air Force under a contact with the U. S. Air Force. Revenue under these contracts is recognized under the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated costs at completion of the contract, multiplied by estimated total contract revenue.

Revenue on fixed-priced service contracts is recognized ratably as services are performed or as units are delivered pursuant to Staff Accounting Bulletin Topic 13 (SAB 104). Fixed-priced service contract revenue include business process outsourcing, such as various contracts for the Department of Education Office of Federal Student Aid and processing ERISA filings for the Department of Labor.

With respect to business process outsourcing, our contracts primarily involve the operation of call centers for our customers and are typically cost-plus service contracts, but may also be fixed-priced service contracts. Service contracts do not involve systems development, customization or integration or other work within the scope of Topic 605-35 and are accounted for under SAB 104. Revenue on service contracts is recognized when earned as services are performed as follows: revenue under cost-plus service contracts is recognized as costs are incurred plus fees; and revenue under fixed-priced service contracts is recognized ratably as services are performed or as units are delivered.

Note 9.
Goodwill, page F-17
4. We note from your disclosures on page F-17 that you do not expect the Government Group to be at risk for impairment charges. Considering the significance of the goodwill allocated to the Government group, please further clarify your disclosures here or in your critical accounting policies to state, if true, that you have determined the estimated fair value substantially exceeds the carrying value for this reporting unit. Please refer to Item 303(a) (3) (ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Management Response

In connection with the most recent evaluation, we have determined under step one of the goodwill impairment test that the estimated fair value amount for the Government Group significantly exceeds the carrying value of the reporting unit. We will include this information in future filings.

5. We note that during each of the past three fiscal years you have recorded goodwill impairment charges related to your International and Human Capital Groups. Explain further the factors that contributed to these impairment charges and tell us how you considered such factors in determining that the remaining goodwill balance for each of this reporting unit is not impaired. Provide a summary of assumptions used in your evaluation to support your conclusions.

Management Response

Human Capital Group

Our disclosures (page F-17) indicate that the impairment charges for each of the last three years resulted from the recession in the United States and continuing high unemployment levels that have reduced hiring and processing needs of human resource departments of commercial customers. The economic and business factors that we considered include:

•	the effects of the recession in the United States,

•	continuing high unemployment levels,

•	overall economic conditions affecting our commercial customers,

•	reductions in customer hiring patterns that reduce revenue from commercial customers,

•	reductions in training services and assessment service revenue, and

•	operating losses for each of the last three years that resulted from the declines in revenue.

We reported (F-17) for each of the three goodwill assessments that the process of evaluating impairment charges is subjective and requires significant judgment at many points during the analysis. In estimating fair values, estimates and judgments were developed about the future cash flows, including estimated growth rates and assumptions about the future economic and operating environment. Since carrying values are the result of fair value estimates, adverse changes in expected financial results or in economic factors used to estimate fair values could result in additional impairment charges.

We reported (F-10) that fair values were determined for each of the goodwill assessments using an income approach based on a cash-flow methodology and a market approach, and that we relied, in part, on reports of third-party experts to determine fair values. A summary of the more significant assumptions used in the most recent evaluation includes:

•	revenue forecast consistent with our five-year business plan,

•	forecasts of operating margins ranging from 4.4% to 8.6% of revenue,

•	estimates for income taxes, capital expenditures, and working capital requirements,

•	forecasts of net cash flows over the 10-year forecast period, and

•	a weighted average cost of capital of 12.8% as a discount factor.

We determined that the remaining balances of goodwill and the indefinite-life intangible asset were not impaired at December 31, 2010, based on the fair value estimates. We also reported (F-17) that although cash-flow forecasts are based on assumptions that are consistent with plans and estimates that are used to manage the business segments, there is significant judgment in determining the cash flows attributable to reporting units over the forecast period.

International Group

Our process for evaluating goodwill and determining goodwill impairment charges for the International Group is similar to the process described above for the Human Capital Group. There was no goodwill impairment for the International Group for 2010. We reported goodwill impairment charges for the International Group for 2009 and 2008. The charges resulted from adverse business conditions and reduced expectations of future operating performance.

We determined that the remaining balances of goodwill for International at December 31, 2009 and 2010, were not impaired based on a fair value estimates resulting from the income approach, as described above. A summary of the more significant assumptions used in the most recent evaluation includes:

•	revenue forecast consistent with our five-year business plan,

•	forecasts of operating margins ranging from 2.4% to 6.3% of revenue,

•	estimates for income taxes, capital expenditures, and working capital requirements,

•	forecasts of net cash flows over the 10-year forecast period, and

•	a weighted average cost of capital of 12.8% as a discount factor.

In connection with the most recent evaluation, we have determined under step one of the goodwill impairment test that the estimated fair value amount for the International Group exceeds the carrying value of the reporting unit.

6. Please tell us how you considered all of the factors in ASC 350-30-35-3 through 4 in determining that the intellectual property of Human Capital Group has an indefinite life. In this regard please explain what this asset is and describe further any legal, regulatory, contractual, competitive, economic, or other factors associated with these intangible assets and how you considered whether any of these factors limit the useful life of these assets.
Management Response

The Assessment Intellectual Property (“IP”) consists of a collection of approximately 200 distinct questionnaires, surveys and tests used by customer organizations to assess a variety of individual work relevant attributes of job candidates, current employees, and higher-level personnel, among other applications. Customers use these scientific instruments to identify an employee or prospective employee with high potential (select-in criteria) and/or shortcomings (training and development or screen-out focus).

The Assessment IP instruments are comprised of sets of item content statements or questions with different types of answer choice format (e.g., multiple choice, yes/no, agree/disagree, etc.). The item sets are grouped into logical scales according to theoretical and/or empirical rationales and raw scores are computed with statistically determined algorithms. The raw scores are converted to norm-referenced standard scores determined from research data bases. The assessment data generates reports of individual and group results including score profiles, narrative feedback, and decision recommendations.

The Assessment IP is protected by copyrights, including the features described above. These assessments are used for selecting, developing, placing, or promoting employees, and also for strategic HR research. They comply with all legal and professional guidelines for the creation and use of psychological assessments in employment settings. Most are delivered on web-enabled talent assessment systems. Some are delivered in paper booklet format. Assessment IP also includes a wide variety of organizational surveys and leadership assessment tools that are considered leading brands in the human resources and risk management markets.

With respect to the indefinite-life IP intangible asset for which the remaining carrying value was $6.5 million at December 31, 2010, we assessed the factors in ASC 350-30-35-3 through 4 as to determine if any limit the useful life as follows:

•	We believe that there are no legal, regulatory, contractual, competitive, economic, or other factors that would limit the useful life of the IP.

•	There is no constraint on the useful life resulting from legal rights that may or could expire.

•	The IP functions independent of other assets, and its useful life is not dependent on the useful life of other assets.

•
The IP has generated cash flows over the last 25 years. While changes in economic factors and conditions may cause increases or decreases in the cash flows, we believe that the IP will continue to generate cash flows for the foreseeable future.

•	There are no adverse effects of obsolescence, demand, competition, and other economic factors of which we are aware that would limit the useful life.

•
There are no legislative actions and there are no known changes in the regulatory environment in which the asset is used. In recent years, changes in distribution channels and methods where our product is used for web-based assessment testing has had a positive effect on customer retention.

•	The level and costs of ongoing updates to maintain the Company’s competitive position has not been material.
Note 12. Income Taxes, page F-20
7. We note that you released a significant portion of your deferred tax valuation allowance during fiscal 2010. Considering fiscal 2010 was the first year in which you had pre-tax income, explain further how you determined that it was more likely than not that the majority of your deferred tax assets will be realized. Please provide both the positive and negative evidence considered that supports the release of your valuation allowance and tell us how you weighted such evidence. We refer you to ASC 740-10-30-17 through 30- 25.
Management Response

The Company accounts for income taxes based on Accounting Standards Codification Topic 740 Income Taxes (“ASC 740”) that requires accounting for income taxes based on an asset and liability approach. This approach is used for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and are measured using enacted statutory tax rates applicable to the future years in which the deferred tax amounts are expected to be settled or realized.

The assessment for a valuation allowance against a deferred tax asset requires judgment on the part of management with respect to the benefits that may be realized. All available evidence, both positive and negative, should be considered in determining whether the asset will likely be realized and, based on the weight of that evidence, a valuation allowance is required. A valuation allowance must be established for deferred tax assets when it is more likely than not that the associated benefit will not be realized.

Since its acquisition in early 2007, Vangent, Inc. has had a deferred tax valuation allowance on all of its U.S. deferred tax assets since the Company was not able to determine that it was more likely than not that the deferred tax assets would be realized due to the weight of the negative vs. positive evidence available at the time. The primary negative evidence supporting the valuation allowance was the Company’s pretax losses for 2007, 2008 and 2009. The major drivers of Vangent’s cumulative U.S. federal losses for these years were book amortization of intangible assets and interest expense as a result of the 2007 transaction. These items are expected to continue into the future with interest expense at lower amounts. Other negative evidence includes the U.S. capital loss incurred in 2010 on the sale of the Company’s Latin American business for which the Company has established a separate valuation allowance. ASC 740 places a high hurdle on the assessment for a valuation allowance when there is negative evidence such as cumulative losses in recent years.

In 2010, the Company achieved significant pretax income from both a current year and rolling twelve historical quarters perspective, excluding discontinued operations that represented the operations of the Latin American business. A summary of pretax income (loss), excluding discontinued operations, for the last three years follows (in millions):

	2010	2009	2008
Vangent, Inc. and Consolidated Subsidaries
Continuing Operations
Consolidated pretax income (loss)	$20.7	$(10.4)	$(18.8)
Less: Pretax income (loss) attributable to foreign operations	1.8	(6.1)	(2.9)

U. S. pretax income (loss)	18.9	(4.3)	(15.9)
Permanent adjustments attributable to U. S. operations	1.1	2.8	3.9

Adjusted U. S. pretax income (loss)	$20.0	$(1.5)	$(12.0)

The table reflects a positive trend in U.S. pretax income with significant income in 2010. We focused on pretax income (loss) on a continuing operations basis as discontinued operations are not only non-recurring in nature, but discontinued operations represent foreign operations consisting of the Company’s Latin American businesses that have been sold. Vangent completed the sale of its operations in Argentina and Mexico in 2010 and completed the sale of its operations in Venezuela in February 2011.

Objective examples of positive evidence considered by the Company in releasing the U.S. valuation allowance are as follows:
•	The Company performed well on its contracts in 2010 highlighted by strong profitability.

•	The Company made a significant investment in its internal business development group during 2009 and 2010 to pursue new opportunities, with total contract backlog of approximately $1.9 billion.

•	In its fourth year after the acquisition, operating margins on the Company’s contracts continued to trend upward due to various effective sustainable cost cutting initiatives.

•	Interest expense has declined as a result of lower interest rates and the expiration of an adverse interest rate hedge in February 2011

•
At the end of 2010, the Company had a net operating loss carryforward of $55.5 million that is scheduled to begin to expire in 2027; however, the Company’s business plan for U.S. operations projects utilization of the net operating loss carryforward within five years.

•
The acquisition of Buccaneer Computer Systems & Service, Inc. in September 2010, which had multiple years of positive earnings, was accretive to Vangent’s earnings immediately and is expected to continue into 2011 and future years.

•	Evidence of backlog performance in 2011 is a $95 million contract award from the U.S. Army to modernize classrooms across the United States.

•
The reversal of taxable temporary differences was considered and whether the reversals occurred in the same period and jurisdiction. Naked credits, as defined in ASC 740, exist but they were not considered as a future source of income.

•
Book impairments in the Company’s Human Capital Group in the U.S. occurred in 2008, 2009 and 2010; however, they are not expected to occur in future years due to contract awards including the U.S. Army contract mentioned above.

Additional positive evidence consisted of pretax income projections in the future, which the Company realizes is inherently subjective and the best indicator of future activity is current activity. The Company is poised to continue performing on its backlog and expects to capitalize on new business based on the factors listed above for 2010 and its solid historical performance and reputation. In addition, the acquisition of Buccaneer was accretive to earnings immediately starting in 2010 and will continue into 2011 and future years.

In the first quarter of 2011, the Company expects to report U. S. pretax income of $5.1 million. The Company is forecasting sufficient taxable income in future periods to reverse all of the deferred tax assets with the exception of a capital loss attributed to the sale of the Latin America business. The deferred tax asset for the capital loss does not have a source of income available (all four sources were reviewed) and, therefore, it has a full valuation allowance of $3.1 million.

In summary, both the positive and negative evidence indicated above was considered in determining whether the U.S. deferred tax valuation allowance should be released. The historical evidence consisting of positive cumulative U.S. pretax income for the twelve consecutive quarters ended December 31, 2010, was given the most weight as this reflects actual, proven results and is objectively verifiable. Additional positive evidence consisted of pretax income related to the Company’s projections for 2011 and beyond but it was given less weight since it is inherently subjective. The combination of positive evidence for historical results and future projections significantly outweighed the negative evidence and the determination was made to release the previous deferred tax valuation allowance in 2010.

Form 8-K/A Filed November 16, 2010
8. Please tell us how you calculated the significance of the Buccaneer Systems & Service Inc. acquisition in determining which historical financial statements to include in your Form 8-K/A and specifically explain why you did not include any interim financial statements for this company. We refer you to Rule 1-02(w) and Rule 3-05 of Regulation S-X.
Management Response
Pursuant to Rule 1-02(w) and Rule 3-05 of Regulation S-X, we determined that the Buccaneer acquisition met the tests for significance at higher than 40% but less than 50%, as follows:
•	Vangent’s investment in Buccaneer of $64,635,000 represents 10.10% of Vangent’s total assets of $640,229,000 at December 31, 2009.

•	Buccaneer’s total assets of $26,344,000 represent 4.11% of Vangent’s total assets of $640,229,000 at December 31, 2009.

•
Buccaneer’s income before income taxes of $5,207,000, exclusive of amounts attributable to noncontrolling interest, represents 49.97% of Vangent’s loss from continuing operations before income taxes of $10,420,000 for the year ended December 31, 2009.

In accordance with paragraph 2015.13 of the Division of Corporation Finance Financial Reporting Manual, the results of the significance tests are not rounded.

The Company plans to supplement its initial filing on Form 8K/A and file as soon as practicable the interim financial statements of Buccaneer consisting of the unaudited condensed balance sheet as of June 30, 2010 compared with December 31, 2009, and the unaudited condensed statements of income and cash flows for the six months ended June 30, 2010 and 2009. The Company will include in the Form 8K/A filing the unaudited pro forma condensed combined balance sheet data as of July 3, 2010. The unaudited pro forma condensed statements of operations data for the six months ended July 3, 2010, were included in the initial filing on Form 8K/A.

* * *
As requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the staff’s responsiveness with respect to the Company’s filings and look forward to addressing any additional questions the staff may have. Should you have any questions, please contact me at (703) 284-5685.

Sincerely,
/s/ James C. Reagan
James C. Reagan
Senior Vice President and Chief Financial Officer
cc: Melissa Kindelan, Staff Accountant